April 10, 2025

Dale W. Strang
Chief Executive Officer
Boxlight Corp
2750 Premiere Parkway, Suite 900
Duluth, Georgia 30097

       Re: Boxlight Corp
           Registration Statement on Form S-3
           Filed April 7, 2025
           File No. 333-286421
Dear Dale W. Strang:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rebekah Reed at 202-551-5332 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   David Eaton